FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  January, 2008

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

January 21, 2008

Minco Silver Corporation is pleased to announce that the Company reached four important milestones during 2007 and considerably advanced the Fuwan project.  Minco Silver completed 100 drill holes totaling 25,836 metres, delivered two resource updates that expanded the deposit and increased the level of confidence in the resource, completed initial metallurgy testing indicating 97.9% recovery of silver, announced a positive Preliminary Economic Assessment and a positive Hydrology report on the project.

The Registrant is a major shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated January 21, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/ Garnet Clark

Date:  January 21, 2008

Garnet Clark

Chief Financial Officer

Exhibit 2.1

TSX: MSV
For Immediate Release	January 21, 2008

NEWS RELEASE

MINCO SILVER:  SUMMARY OF 2007 ACTIVITIES AND PLANS FOR 2008

Minco Silver Corporation (the "Company" or "Minco Silver") (TSX: MSV) is pleased to announce that the Company reached four important milestones during 2007 and considerably advanced the Fuwan project.  Minco Silver completed 100 drill holes totaling 25,836 metres, delivered two resource updates that expanded the deposit and increased the level of confidence in the resource, completed initial metallurgy testing indicating 97.9% recovery of silver, announced a positive Preliminary Economic Assessment and a positive Hydrology report on the project.  Progress to date is summarized below:

Exploration Results

Minco Silver continued with its aggressive infill and step-out drilling campaign during 2007 and completed 100 holes for a total of 25,836 metres.  The Company’s Phase IV and Phase V programs were designed primarily to increase the level of confidence in the resource through infill drilling and the success of these two programs can be measured by the 145% increase in the indicated resource announced in December.   Based on the positive results from several step-out holes during Phases IV and V, a Phase VI program was designed to test the strike and down-dip extensions of the deposit.  The program, comprising 49 holes for approximately 13,000 metres of drilling, is progressing well.

Resource Expansion

Minco Silver announced two resource updates during 2007 that included step-out and infill drilling on the project.  The December 11th resource estimation upgraded the indicated silver resource to 71.6 million ounces representing a 145% increase over the previous indicated resource.  The overall deposit was also increased by 11.4% for a total indicated and inferred silver resource of 142.9 million ounces.  The Fuwan deposit remains open along strike to the southwest and down dip to the southeast with Phase VI drilling testing these extensions.

Preliminary Economic Assessment

SRK Consulting completed an independent Preliminary Economic Assessment (PEA) on the Fuwan deposit and results were released in October.  Using drill data up to the completion of the Phase III program and the corresponding Resource Model released in April, SRK concluded that the Fuwan Project is technically and economically viable as an underground mining operation with a processing rate of the order of 2,500 tonnes per day over a 12 year mine life, annual average silver production of 4.9 million ounces and a cash cost of US$2.40 per ounce after credits from other contained metals.  The project economics were found to be robust with an after-tax internal rate of return (DCF-IRR) of 38%, a pre-production capital cost of US$57 million and a payback period of 1.7 years from the start of production when using a US$12.11 per ounce silver price.  The deposit is highly leveraged to the price of silver and demonstrates an after-tax internal rate of return (DCF-IRR) of 53% when using a US$16.00 per ounce silver price.

Metallurgical Testing

The Company announced the results of metallurgical testing completed by Process Research Associates (PRA) of Vancouver on September 17, 2007.  Tests were carried out on material representative of the Fuwan deposit.  Using conventional flotation and standard reagents, a “locked cycle” flotation test on the composite sample resulted in overall recoveries from lead and zinc concentrates of 97.9% for silver, 97.9% for zinc, 94.0% for lead, and 77.4% for gold.

Hydrology Testing

On December 4, 2007, Minco Silver released the results of a positive Hydrogeology Review Report completed by SRK Consulting.  Using data from 18 hydrogeological test holes drilled to test the connectivity of the various structures in place at Fuwan, pumping tests returned varying inflow rates from 0.25m3/day to 1,300m3/day.  Based on the available data, important conclusions from the report included the following:

♦

Initial testing, done to date, at the Fuwan Silver Deposit has not indicated that excessive water inflow would be encountered during mine development.

♦

Testing done to date indicates that the Xijiang River appears to be poorly connected hydraulically with the proposed underground mine envelope.

2008 Work Programs

Minco Silver is currently operating 8 drill rigs on the property to test the open extensions of the deposit and plans to provide a resource update during the second quarter.  Once the Phase VI step-out drill program has been completed, the Company will focus on investigating additional showings along the Fuwan Silver Belt with a 15,000 metre drill program planned.  The 757 Chinese Brigade completed 50,000 soil samples in the mid 90’s that identified 3 strong showings on the belt within close proximity to the Fuwan deposit.

The Company has already begun the permitting process and expects to initiate an International Feasibility Study on the project during the second quarter of 2008.  Additionally, the construction and development work is scheduled to begin during the second half of 2008.

Dr. Ken Cai, Chairman and CEO commented:  “We are very pleased with our progress throughout 2007.  We achieved 4 major milestones with the completion of metallurgical testing, hydrology testing, a resource estimate that upgraded a significant portion of the deposit to indicated, and a Preliminary Economic Assessment that demonstrates a very robust project and strong leverage to the price of silver.  Minco Silver will continue with its aggressive exploration and development programs throughout 2008 to advance the project to production in two years time.”

The Company would also like to announce that Van Eck Associates Corporation has acquired 1,000,000 shares of Minco Silver, facilitated by Minco Gold Corporation, through a private sale. Founded in 1955, Van Eck was among the first U.S. money managers helping investors achieve greater diversification through global investing and as at September 30, 2007, Van Eck managed over $7 billion in investor assets.

About Minco Silver

Minco Silver Corporation (TSX: MSV) is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) (TSX:MMM/AMEX:MGH/FSE:MI5) and Silver Standard Resources (TSX:SSO).  For more information on Minco Silver, please visit the website at www.mincosilver.ca  or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.